UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0101
Washington, D.C. 20549	Expires: August 31, 2000
Estimated average burden
FORM 144	Hours per response…..2.0
SEC USE ONLY
NOTICE OF PROPOSED SALE OF SECURITIES	DOCUMENT SEQUENCE NO.
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933
CUSIP NUMBER
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
WORK LOCATION

1(a) NAME OF ISSUER (PLEASE PRINT)	(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.
Technest Holdings, Inc.	88-0357272	000-27023

1(d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE			(e) TELEPHONE NO.
276 Washington Street, No. 367 Boston MA 02108			AREA CODE	NUMBER
			617	973-5140
2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE SOLD	(b) IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER	(d) ADDRESS STREET CITY STATE ZIP CODE
Gary B. Wolff	###-##-####	Shareholder	805 Third Avenue, 21st Floor, New York, NY 10022

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number

3(a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom The Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY Broker-Dealer File Number	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c)	(d) Aggregate Market Value (See instr. 3(c)	(e) Number of Shares or Other Units Outstanding (See instr. 3(c)	(f) Approximate Date of Sale (See instr. 3(c) (MO DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(c)
Common Stock	Seton Securities 8226 Bee Caves Road Austin, Texas 78746		1,184	$11.248	15,716,355	02/22/2006	OTCBB

INSTRUCTIONS:

1.

(a)

Name of issuer

(b)

Issuer’s I.R.S. Identification Number

(c)

Issuer’s S.E.C. file number, if any

(d)

Issuer’s address, including zip code

(f)

Issuer’s telephone number , including are code

2.

(a)

Name of person for whose account the securities are to be sold

(b)

Such person’s I.R.S. identification number, if such person is an entity

(c)

Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder or member of immediate family of any of the foregoing)

(d)

Such person’s address, including zip code

3.

(a)

Title of the class of securities to be sold

(b)

Name and address of each broker through whom the securities are intended to be sold

(c)

Number of shares or other units to be sold as of a specified date within 10 days prior to the filing of this notice

(d)

Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice

(e)

Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

(f)

Approximate date on which the securities are to be sold

(g)

Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

TABLE 1 – SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefore:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	August 9, 2004	Legal Services Rendered Prior to August 9, 2004	Gary B. Wolff	250,000 pre- split	Services Rendered from July 2002 to May 22, 2003	Legal Services

INSTRUCTIONS: 1.

The securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given.  If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2.

If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

TABLE II – SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
None
REMARKS:

INSTRUCTIONS:

See the definition of “person” in paragraph (a) Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition.  In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

	February 22, 2006	/s/ Gary B. Wolff
	DATE OF NOTICE	Gary B. Wolff

The notice shall be signed by the person for whose account the securities are to be sold.  At least one copy of the notice shall be manually signed.

Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC 1147 (6-00)

gary b. wolff, p.c.

  Counselor At Law

805 Third Avenue

Twenty First Floor

New York, New York 10022

Telephone: 212-644-6446

Facsimile: 212-644-6498

E-Mail:  wolffpc@attglobal.net

February 23, 2006

North American Transfer

147 W. Merrick Road

Freeport, New York 11520

Re:

Technest Holdings, Inc. (the “Company”)

1,184 pre-split shares proposed to be sold by

Gary B. Wolff (hereinafter the “Seller”)

Dear Millie:

I have received written representations from the Seller and from Seton Securities (the “Broker”) that Seller intends to sell up to 1,184 pre-split shares of the Company pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, within ninety (90) days of the date of the Notice of Proposed Sale of Securities (SEC Form 144).

I have been advised by the Company that it has been subject to the reporting requirements of Section 15(d) of the Securities Exchange Act of 1934 for a period of at least 90 days immediately preceding the date of the Form 144 as amended to date (hereinafter “Form 144") and has filed the reports required to be filed thereunder during the 12 months preceding this filing and is current in its filings.

Copies of Seller’s Advisory Letter (Exhibit A) and Broker’s Representation Letter (Exhibit B) are each annexed hereto and made a part hereof as if repeated herein.  Such documents indicate in part the manner in which Seller acquired the above referenced shares.  The shares presently proposed to be sold by the Seller together with all restricted shares of Company sold by him in the last three months preceding the date of the Form 144 are warranted and represented by Seller (in Exhibit A) to be less than 1% of the Company’s outstanding shares of common stock.

___________________________________________________________________________________

North American Transfer

February 22, 2006

Re:

Technest Holdings, Inc. (the “Company”)

1,184 pre-split shares proposed to be sold by

Gary B. Wolff (hereinafter the “Seller”)

In rendering this opinion the undersigned has made such investigation and/or examination of law and fact as deemed necessary and appropriate under the circumstances for the purpose of rendering this opinion and has examined and is familiar with originals or copies, certified or otherwise identified to my satisfaction, of executed copies of the Exhibits referred to herein and Form 144.  In such examination, I have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to me as originals, the conformity to original documents of all documents submitted to me as certified or photostatic copies and the authenticity of the origins of such latter documents.

I have relied upon the Exhibits and Form 144 with respect to the factual matters set forth therein relating to this opinion and have further relied upon review of (a)  such documents and/or correspondence, if any, as have been provided to me by the Company and (b) the numerous warranties and representations made in the Exhibits and Form 144 referred to herein but did not independently verify the matters set forth therein.

Based upon the foregoing and upon my acceptance of the truth and accuracy of Exhibits A and B referred to above and attached hereto as well as the Form 144 which is a part thereof  (and assuming but without making any independent verification that the representations contained in such Exhibits and Form 144 are true and accurate and have and shall be fully complied with), this letter shall serve as my legal opinion, as counsel for the Company that you are hereby authorized to transfer up to 1,184 pre-split shares of the Company which currently bear a restrictive legend into Broker’s name (assuming Broker makes a market in such common stock) or into name of purchaser as provided to you by Broker free of restrictive legend so long as Broker complies with representations required by Rule 144 in the manner indicated in attached Exhibit B.  This authorization shall remain in effect for a period of ninety (90) days following the date of the Form 144 and to the extent all 1,184 pre-split shares are not sold the balance should be returned to Seller bearing restrictive legend.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

GBW:hk

Enclosures

cc:

Seton Securities

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